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EXHIBIT G

FORM OF NOTICE

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

        Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by                        , 2005, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After                        , 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Xcel Energy Inc., et al. (70-            )

        Xcel Energy Inc. ("Xcel Energy"), located at 800 Nicollet Mall, Minneapolis, MN 55402, a registered holding company under the Act, and its direct and indirect subsidiary companies listed in Exhibit K of the Application (collectively, "Applicants"), have filed an application-declaration ("Application") with the Commission under sections 6, 7, 9, 10 and 12 of the Act and rules 40, 42, 43, 45, 46, 53 and 54 under the Act seeking authorization for certain financing transactions during the period from the effective date of any order issued in this matter authorizing the proposed transactions through June 30, 2008 ("Authorization Period") and other transactions as described below.

        Xcel Energy was formed upon the merger of New Century Energies, Inc. and Northern States Power Company ("NSP") on August 18, 2000, pursuant to the Commission's order in New Century Energies, Inc., Holding Co. Act Release No. 27218 (August 16, 2000). As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company, a Minnesota corporation.

        Xcel Energy directly owns five utility subsidiaries that serve electric and/or natural gas customers in eleven states. These five utility subsidiaries (collectively, the "Utility Subsidiaries") are Northern States Power Company, a Minnesota corporation ("NSP-M"); Northern States Power Company, a Wisconsin corporation ("NSP-W"); Public Service Company of Colorado ("PSCo"); Southwestern Public Service Company ("SPS"); and Cheyenne Light, Fuel and Power Company ("Cheyenne"). Their service territories include portions of Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Cheyenne, which sale is subject to approval by the Commission under the Act. Xcel Energy has made application to the Commission in a separate proceeding seeking Commission authorization to sell Cheyenne. Such matter is pending in File No. 70-10229.

        Xcel Energy also engages through its subsidiaries in various other energy-related and non-utility businesses (such subsidiaries, together with any future direct or indirect non-utility subsidiaries of Xcel Energy, are collectively referred to herein as the "Non-Utility Subsidiaries"). The principal Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: Utility Engineering Corp., a provider of engineering, design and construction management services; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

1.    Authorization Requested

        The Applicants request authorization with respect to the ongoing financing activities, the provision of intrasystem financing and guarantees and other matters pertaining to Xcel Energy and its Subsidiaries during the period from the date of the order of the Commission issued in this proceeding through the Authorization Period as follows:

            (i)  Xcel Energy requests authorization to issue and sell, from time to time during the Authorization Period, (i) in addition to any separate authority requested herein relating to direct stock purchase plans, dividend reinvestment plans, incentive compensation and other benefit plans, Common Stock (as herein defined), unsecured long-term indebtedness ("Long-term Debt"), equity-linked securities, including units consisting of a combination of options, warrants and/or forward equity purchase contracts with debt or preferred securities ("Equity-linked Securities"), directly or indirectly through Finance Subsidiaries, and preferred securities, including trust preferred securities and monthly income preferred securities ("Preferred Securities"), indirectly through Finance Subsidiaries as described herein, provided that the aggregate proceeds of Common Stock issued during the Authorization Period and principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued and outstanding at any time during the Authorization Period does not exceed $1.8 billion (the "Equity/Long-term Debt Limit") and (ii) unsecured short-term indebtedness having maturities of 364 days or less at the date of issue ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1.0 billion (the "Short-term Debt Limit"); provided further that the aggregate amount of proceeds of Common Stock, principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued and outstanding and principal amount of Short-term Debt issued and outstanding shall not exceed $2 billion (the "External Financing Limit");

           (ii)  Cheyenne requests authority to issue short-term debt in an aggregate principal amount at any time outstanding of not to exceed $40 million;

          (iii)  Applicants request authority for Xcel Energy and its Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries ("Finance Subsidiaries"), organized solely to facilitate financing, and (b) to guarantee the securities issued by such Finance Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52;

          (iv)  Applicants request authorization for the continuance of the Utility Money Pool;

           (v)  Xcel Energy and its Subsidiaries request authority to enter into hedging transactions with respect to securities of Xcel Energy and its Subsidiaries in order to manage and mitigate risk and to enter into hedging transactions with respect to anticipatory securities issuances of Xcel Energy and its Subsidiaries in order to lock-in current interest rates and/or manage exposure to interest rate or price risk ("Anticipatory Hedges");

          (vi)  Applicants request authorization for Xcel Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of Utility Subsidiaries, the Utility Subsidiaries to enter into Guarantees with respect to the obligations of their respective Subsidiaries, and Xcel Energy and the Non-Utility Subsidiaries to enter into Guarantees with respect to the obligations of Non-Utility Subsidiaries; provided that the aggregate principal amount of such Guarantees shall not exceed $1.0 billion outstanding at any one time; and

         (vii)  Applicants request authorization for Xcel Energy to finance its Non-Utility Subsidiaries and its Non-Utility Subsidiaries to finance other Non-Utility Subsidiaries in an aggregate principal amount outstanding at any one time not to exceed $400 million.

        The Applicants further request authorization of the Commission to engage in the following transactions at any time and from time to time:

            (i)  Xcel Energy to engage, directly or through Subsidiaries, in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities"), in each case related to Xcel Energy's permitted non-utility investments;

           (ii)  Xcel Energy to acquire directly or though Subsidiaries the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") to facilitate the acquisition, holding and/or financing of non-utility investments;

          (iii)  Applicants to undertake internal reorganizations of then existing and permitted Non-Utility Subsidiaries and businesses;

          (iv)  changes to the capital structure of Xcel Energy's wholly-owned Subsidiaries;

           (v)  issuances of up to 35 million shares of Xcel Energy common stock through June 30, 2012 under Xcel Energy's direct stock purchase and dividend reinvestment plans, certain incentive compensation plans and certain other benefit plans;

          (vi)  any Non-Utility Subsidiary to pay dividends out of capital and unearned surplus;

         (vii)  Xcel Energy and its Subsidiaries to acquire, redeem or retire its securities and those of its subsidiaries; and

        (viii)  Xcel Energy and its Subsidiaries to invest in money market funds and repurchase agreements as described herein.

2.    Financing Program

          a.    Parameters for Financing Authorization.

        Applicants propose that the following terms will be applicable where appropriate to the requested financing transactions:

            (i)  Effective Cost of Money on Financings. The effective cost of capital on debt, preferred securities or the debt component of equity-linked securities will not exceed the greater of (i) competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality and (ii) 500 basis points over the Applicable Index, as defined below. "Applicable Index" means the appropriate comparable interest rate or yield determined by reference to the type and maturity of security being issued and shall be one of the following: (i) for fixed rate long-term debt securities and preferred securities, comparable U.S. Treasury securities; (ii) for variable rate long-term debt securities and preferred securities, comparable U.S. Treasury securities or a comparable index based on the London Interbank Offered Rate ("LIBOR"), Prime Rate(1), Base Rate(2), Fed Funds Rate(3) or other Recognized Variable Rate Index(4) calculated as provided in the instrument creating such security; (iii) for short-term debt borrowings, a comparable index based on the LIBOR, Prime Rate, Base Rate, Fed Funds Rate or other Recognized Variable Rate Index calculated as provided in the instrument creating such security. For variable rate instruments the maximum allowable cost of capital will change from time to time as the Applicable Index changes. Notwithstanding the foregoing, any security may provide for an increased interest rate upon the occurrence of a default.

(1)
"Prime Rate" means the index or rate established and announced from time to time as the "prime rate" by the bank or financial institution acting as a lender or agent for multiple lenders to Xcel Energy or the relevant Subsidiary or other financial institution specified therefor, or the composite "prime rate" as most recently published in The Wall Street Journal.
(2)
"Base Rate" means the index or base rate of interest established from time to time as the "base rate" by the bank or financial institution acting as a lender or agent for multiple lenders to Xcel Energy or the relevant Subsidiary or other financial institution specified therefor.
(3)
"Fed Funds Rate" means, for any day, an interest rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on that day, as published by the Federal Reserve Bank of New York or the Federal funds rate most recently published in Federal Reserve Statistical Release H.15 or other appropriate publication or service.
(4)
"Recognized Variable Rate Index" means an interest rate index derived from comparable transactions that indicate current market rates and that is regularly published (including through the Internet) in a financial source such as The Wall Street Journal, The Bond Buyer, The Financial Times, Bloomberg, L.P. or similar source.

           (ii)  Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

          (iii)  Issuance Expenses. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuance expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

          (iv)  Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in whole or in part, of the capital expenditures of the Xcel Energy system, (ii) the financing of working capital requirements of the Xcel Energy system, (iii) the acquisition, retirement or redemption of securities previously issued by Xcel Energy or its Subsidiaries pursuant to Rule 42 or as otherwise authorized by the Commission, and (iv) direct or indirect investment in companies (including exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs")) authorized under the Act or any rule promulgated thereunder or authorized by the Commission in this proceeding or a separate proceeding, and (v) other lawful purposes. The Applicants commit that no such financing proceeds will be used to acquire a new subsidiary unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. In addition, any use of proceeds to make investments in any "energy-related company," as defined in Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in Rule 53 or as authorized by Commission order, as applicable.

           (v)  Common Equity Ratio. At all times during the Authorization Period, Xcel Energy and each Utility Subsidiary will each maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, as adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (i.e., common equity (including minority interest), preferred stock, long-term debt and short-term debt); provided that Xcel Energy will in any event be authorized to issue common stock (including without limitation pursuant to a direct stock purchase or dividend reinvestment plan or incentive compensation or other benefit plan) to the extent authorized by the Commission order in this proceeding.

          (vi)  Investment Grade Ratings. Applicants further represent that apart from securities issued for the purpose of funding money pool operations or intercompany loans, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that any of the conditions set forth in clauses (i) through (iii) above are not satisfied.

         (vii)  Authorization Period. No security will be issued after the last day of the Authorization Period; provided, however, that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities which were issued during the Authorization Period in accordance with Commission authorization, may be issued or delivered after such date.

          b.    Xcel Energy External Financing Program

        Xcel Energy requests authority to issue and sell from time to time (a) in addition to any common stock, preferred securities and long-term debt outstanding on the date of the issuance of an order in this proceeding, (1) Common Stock of Xcel Energy (in addition to any separate authority requested herein relating to direct stock purchase plans, dividend reinvestment plans, incentive compensation and other benefit plans), (2) directly or indirectly through one or more Finance Subsidiaries (as described below), Long-term Debt and Equity-linked Securities, and (3) indirectly through one or more Finance Subsidiaries, Preferred Securities, provided that the aggregate proceeds of Common Stock issued during the Authorization Period and principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued during the Authorization Period and remaining outstanding shall not exceed the Equity/Long-Term Debt Limit, and (b) Short-term Debt, in an aggregate principal amount at any time outstanding not to exceed the Short-term Debt Limit; provided further that the aggregate amount of proceeds of Common Stock, principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued and outstanding and principal amount of Short-term Debt issued and outstanding shall not exceed the External Financing Limit.

        Xcel Energy has represented that it expects that the Common Stock, Long-term Debt, Equity-linked Securities or Preferred Securities would be issued and sold (i) directly to one or more purchasers in negotiated transactions, (ii) to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or (iii) to the public in transactions registered under the 1933 Act either through underwriters selected by negotiation or competitive bidding or through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

        (i)    Common Stock.    Xcel Energy may issue and sell its common stock, or options, warrants or other purchase rights exercisable for common stock (collectively, "Common Stock"). All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

        Specifically, Xcel Energy may issue and sell its Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Xcel Energy) or directly by one or more underwriters acting alone. Common Stock may also be sold directly by Xcel Energy or through agents designated by Xcel Energy from time to time. If Common Stock is being sold in an underwritten offering, Xcel Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Xcel Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

        Xcel Energy may also issue Common Stock in public or privately-negotiated transactions as consideration for the securities or assets of other companies, provided that the acquisition of any such securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58). For purposes of calculating compliance with the financing limit above, Xcel Energy's Common Stock issued in any such transaction would be valued at market value based upon the negotiated agreement between the buyer and the seller.

        Securities issued upon the exercise of options, warrants or other purchase rights shall be counted against the financing limit at the time of issuance of such options, warrants or other purchase rights, based upon the strike price established at issuance for the exercise of such options, warrants or purchase rights. The exercise of such options, warrants or other purchase rights will be authorized pursuant to the Commission's order in this proceeding, even if such exercise occurs beyond the Authorization Period.

        (ii)    Long-term Debt, Equity-linked Securities and Preferred Securities.    Xcel Energy also seeks to have the flexibility to issue Long-term Debt and/or Equity-linked Securities, directly or indirectly through one or more special-purpose Finance Subsidiaries, and to issue Preferred Securities, indirectly through such Financing Subsidiaries. The proceeds of the Long-term Debt, Equity-linked Securities and Preferred Securities would enable Xcel Energy to replace Short-term Debt with more permanent capital and provide an important source of future financing for the operations of, and for investments in, the Utility Subsidiaries and/or non-utility businesses that are exempt under the Act.

        Long-term Debt may (a) be convertible into any other securities of Xcel Energy, (b) be subordinate to other indebtedness and/or obligations of Xcel Energy, (c) be subject to optional and/or mandatory redemption, in whole or in part, at the option of Xcel Energy or of the holder thereof, at par or at premiums above the principal amount thereof, (d) be entitled to mandatory or optional sinking fund provisions, (e) provide for reset of the coupon pursuant to a remarketing arrangement, and (f) be put by existing investors or called from existing investors by a third party and may contain such other features as may be appropriate under the circumstances and consistent with market practice at the time of issuance. Long-term Debt may also include long-term indebtedness under agreements with banks or other institutional lenders or lease financing. Unused borrowing capacity under a credit facility will not count towards the limit on the Equity/Long-term Debt Limit or the External Financing Limit. Any Long-term Debt of Xcel Energy will be issued on an unsecured basis.

        The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

        The Equity-linked Securities may be issued by Xcel Energy, and Equity-linked Securities and/or Preferred Securities may be issued by a Finance Subsidiary of Xcel Energy, in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Xcel Energy's board of directors. Dividends or distributions on Equity-linked Securities and Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Equity-linked Securities may be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, into Xcel Energy Common Stock or indebtedness or allow the holder to surrender to the issuer or apply the value of such security to such holder's obligation to make a payment on another security issued by Xcel Energy pursuant to authorization of the Commission. Any convertible or Equity-linked Securities will be convertible into or linked to Common Stock, Preferred Securities or unsecured debt that Xcel Energy is otherwise authorized by Commission order to issue directly or indirectly through Finance Subsidiaries on behalf of Xcel Energy. Any Preferred Securities may be convertible or exchangeable into Common Stock or unsecured debt that Xcel Energy is otherwise authorized to issue by Commission order. The conversion of such Equity-linked or Preferred Securities and subsequent issuance of other securities as a direct result of such conversion (or the performance of such forward purchase contracts), to the extent that no additional financing proceeds are realized, shall not be counted against the financing limit.

        (iii)    Short-term Debt.    Xcel Energy proposes to issue and sell from time to time Short-term Debt, on an unsecured basis, in an aggregate principal amount at any time outstanding not to exceed $1.0 billion (including the aggregate principal amount of Short-Term Debt issued and outstanding pursuant to the Financing Orders).

        Specifically, Xcel Energy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Xcel Energy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Xcel Energy's commercial paper may be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations. In connection with the sale of such commercial paper, Xcel Energy may obtain lines of credit or letters of credit from one or more banks in support of such commercial paper obligations.

        Xcel Energy may establish lines of credit with banks, financial institutions and related entities. Loans under lines of credit authorized hereunder as Short-Term Debt(5) will have maturities not more than 364 days from the date of each borrowing. Unused borrowing capacity under a credit facility will not count towards the limit on Short-term Debt or the External Financing Limit.

(5)
Loans under lines of credit with maturities of one year or more will be treated as Long-Term Debt hereunder and be included within the limitation discussed above.

        Xcel Energy may also engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

        c.    Cheyenne.

        All securities of Cheyenne, except for securities with maturities of less than 12 months, are approved by the Wyoming Public Service Commission (the "Wyoming Commission") and thus are exempt pursuant to Rule 52. However, issuances of short-term debt by Cheyenne are not exempt under Rule 52. Accordingly, authority is requested for Cheyenne to issue short-term debt to one or more non-associate lenders in an aggregate principal amount of short-term debt to be outstanding at any one time during the Authorization Period not to exceed $40 million.

        d.    Finance Subsidiaries.

        Applicants request authority for Xcel Energy and/or its Subsidiaries to acquire, directly or indirectly through intermediate subsidiaries, the equity securities of one or more Finance Subsidiaries, which may be organized as corporations, trusts, partnerships or other entities, created specifically for the purpose of facilitating the financing of the authorized and exempt activities of (including exempt and authorized acquisitions by) Xcel Energy or such Subsidiary through the issuance of Long-term Debt, Equity-linked Securities or Preferred Securities, and any other type of security authorized by rule or order, to third parties. A Finance Subsidiary may dividend (including dividends out of capital), loan or otherwise transfer the proceeds of such financings to Xcel Energy or such Subsidiary. In the event that a Finance Subsidiary loans the proceeds of such financing to Xcel Energy or a Subsidiary, Xcel Energy or such Subsidiary may issue notes to evidence such borrowings. The terms of the notes (e.g. interest rates, maturity, amortization, prepayment terms, etc.) would be designed to parallel in all material respects the terms of the securities issued by the Finance Subsidiaries to which the notes relate.

        Xcel Energy or such Subsidiary may, if required, guarantee, provide support for or enter into expense agreements to the extent of the obligations of any Finance Subsidiary organized for its benefit. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating the Finance Subsidiary from its parent or another subsidiary for bankruptcy purposes, it may be necessary for the parent or subsidiary to provide financing related services to the Finance Subsidiary at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary in the event of the bankruptcy of the parent or subsidiary without interruption or an increase of fees. Therefore, Applicants seek approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price.(6)

(6)
See PECO Energy Co., Holding Co. Release Act No. 27483 (December 12, 2001).

        The amount of any Long-term Debt, Equity-linked Securities or Preferred Securities issued by any Finance Subsidiary for the benefit of Xcel Energy shall be counted against the External Financing Limit to the extent that Xcel Energy issues a note to such Finance Subsidiary or guarantees such securities; however, the securities (e.g., note and/or guarantee) issued by Xcel Energy in connection therewith will not separately be counted against the financing limits requested herein.

        e.    Utility Money Pool

        In order to provide intrasystem financing to the Utility Subsidiaries, Applicants request authorization to continue to operate the Utility Money Pool. It is anticipated that the Utility Money Pool will include some or all of the Utility Subsidiaries as borrowers from and lenders to the pool. Xcel Energy will participate in the Utility Money Pool, but only as a lender to the pool. Xcel Energy Services Inc. ("Xcel Energy Services") will act as the administrator of the Utility Money Pool. To the extent not exempted by Rule 52, the Utility Subsidiaries request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility

Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. Xcel Energy requests authorization to contribute surplus funds and to lend and extend credit to the Utility Subsidiaries through the Utility Money Pool. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Xcel Energy.

        Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by Xcel Energy Services under the authority of the appropriate officers of the participating companies. Xcel Energy Services will administer the Utility Money Pool on an "at cost" basis.

        Proceeds from the Utility Money Pool may be used by each such Utility Subsidiary (i) for the interim financing of its construction and capital expenditure programs, (ii) for its working capital needs, (iii) for the repayment, redemption or refinancing of its debt and preferred stock, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, and (v) to otherwise finance its own business and for other lawful general corporate purposes. The Utility Subsidiaries request authority to borrow up to an amount at any one time outstanding from the Utility Money Pool as set forth below:

Utility Subsidiary	Money Pool Limit
NSP-M	$250 million
NSP-W	$100 million
PSCo	$250 million
SPS	$100 million
Cheyenne	$40 million

        Loans to Cheyenne through the money pool will be counted against its $40 million limit applicable to short-term debt.

        f.    Hedging Transactions.

        (i)    Hedging Transactions.    Xcel Energy requests authorization (i) for Xcel Energy to enter into hedging arrangements intended to reduce or manage the volatility of financial and other business risks ("Hedging Transactions") with respect to the indebtedness of Xcel Energy and its Subsidiaries and (ii) to the extent not exempt under Rule 52, for each of Xcel Energy's Subsidiaries to enter into Hedging Transactions (to the extent not exempt under the Act) with respect to indebtedness of such Subsidiary and each of its Subsidiaries, subject in each case to the limitations and restrictions described below.

        Hedging Transactions will involve the use of financial instruments and derivatives commonly used in capital markets, such as interest rate futures, swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., FNMA) obligations or LIBOR-based or credit spread related swap instruments (collectively "Hedging Instruments"). The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with a Hedging Transaction will not exceed those generally obtainable in competitive markets for parties of comparable credit quality. Xcel Energy will not engage in "speculative transactions" as that term is described in Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"). Xcel Energy may employ derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) managing other risks that may attend outstanding securities.

        (ii)    Anticipatory Hedges.    In addition, Xcel Energy requests authorization for Xcel Energy to enter into Anticipatory Hedges with respect to anticipated offerings of debt or equity securities of Xcel Energy or debt securities of its Subsidiaries and, to the extent not exempt under Rule 52, for each of Xcel Energy's Subsidiaries to enter into Anticipatory Hedges (to the extent not exempt under the Act) with respect to anticipated debt issuances of such Subsidiary and each of its Subsidiaries, subject to the limitations and restrictions described below. Such Anticipatory Hedges would be utilized to fix and/or limit the risk associated with any issuance of securities through appropriate means, including (i) the forward sale of exchange-traded Hedging Instruments, (ii) the purchase of put options on Hedging Instruments, (iii) the purchase of put options in combination with the sale of call options on Hedging Instruments, (iv) some combination of the above and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges, and (v) other financial derivatives or other products including Treasury rate locks, swaps, forward starting swaps, and options on the foregoing.

        Hedging Transactions and Anticipatory Hedges may be (i) executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the Chicago Mercantile Exchange or similar exchange, (ii) the opening of over-the-counter positions with one or more counterparties whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB-, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service at the time that such Hedging Transaction is entered into ("Off-Exchange Trades"), or (iii) a combination of On-Exchange Trades and Off-Exchange Trades. The optimal structure of each Hedging Transaction and Anticipatory Hedge will be determined at the time of execution.

        Xcel Energy and its Subsidiaries will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Hedging Transaction and each Anticipatory Hedge will qualify for hedge accounting treatment under the FASB standards in effect and as determined as of the date the Hedging Transaction or Anticipatory Hedge is entered into. The Applicants will also comply with any existing or future FASB financial disclosure requirements associated with hedging transactions.

        g.    Intra-System Financings and Guarantees.

        The Applicants request authorization for (i) Xcel Energy to enter into Guarantees with respect to the obligations of Utility Subsidiaries as may be appropriate to enable such Utility Subsidiaries to carry on their respective businesses; (ii) the Utility Subsidiaries to enter into Guarantees with respect to the obligations of its Subsidiaries to enable such Subsidiaries to carry on their respective businesses; and (iii) Xcel Energy and the Non-Utility Subsidiaries to enter into Guarantees with respect to the obligations of Non-Utility Subsidiaries as may be appropriate to enable such Non-Utility Subsidiaries to carry on their respective businesses; provided that the aggregate principal amount of Guarantees pursuant to this paragraph shall not exceed $1.0 billion outstanding at any one time during the Authorization Period. The $1.0 billion excludes any such Guarantees that are exempt pursuant to Rules 45(b) and 52. The authorization requested herein will permit issuances of Guarantees in situations where the exemptions provided by Rules 45(b) and 52 are not applicable. Any Guarantee outstanding at the end of the Authorization Period may remain outstanding until it expires or terminates in accordance with its terms.

        Xcel Energy or other guarantor may charge the Subsidiary whose obligations are guaranteed a fee for each Guarantee provided on behalf of such Subsidiary, provided that such fee does not exceed the cost of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the Guarantee remains outstanding.

        Guarantees may, in some cases, be provided to support obligations that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, the exposure under such Guarantee for purposes of measuring compliance with the proposed limitation on guarantees will be determined by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated on a periodic basis.

        The Applicants also request authorization for Xcel Energy to finance its Non-Utility Subsidiaries and its Non-Utility Subsidiaries to finance other Non-Utility Subsidiaries in an aggregate principal amount outstanding at any one time during the Authorization Period of not to exceed $400 million. The $400 million excludes any such financings that are exempt pursuant to Rules 45(b) and 52.

        Intra-system financing will provide funds for general corporate purposes, including working capital requirements, investments and capital expenditures. Xcel Energy or the lending Non-Utility Subsidiary will determine, at its discretion, how much financing to give each borrowing Non-Utility Subsidiary as its needs dictate during the Authorization Period.

        Generally, Xcel Energy or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). The authorization requested herein will permit intra-system loans in situations where the exemptions provided by Rules 45(b) and 52 are not applicable.

        Xcel Energy provides loans to its Non-Utility Subsidiaries (e.g., Eloigne Company and Utility Engineering Corp. and its subsidiaries) through their respective intermediate holding companies. Typically, such loans are made on an exempt basis pursuant to Rule 52. However, circumstances can arise from time to time where maturity dates of an intercompany loan will not parallel the terms of recently issued debt of the lending company, as required by Rule 52(b)(2). Thus, Xcel Energy seeks authorization for Xcel Energy to make loans to its Non-Utility Subsidiaries and for the Non-Utility Subsidiaries to make loans to other Non-Utility Subsidiaries on the terms described herein.

        In the case of loans by Xcel Energy or a Non-Utility Subsidiary to a Non-Utility Subsidiary, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such lending company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly-owned by Xcel Energy, directly or indirectly, authority is requested under the Act for Xcel Energy or a Non-Utility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary which is not wholly-owned, such Non-Utility Subsidiary will not provide any services to any associate Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than "at cost", as authorized in Holding Company Act Release No. 27212 (August 16, 2000).

        In the event any such intra-system financings are made or Guarantees are issued, Xcel Energy will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction.

3.    Other Requested Authorization

        Applicants further request authorization to engage in the transactions and activities described below, with such authorization not to be subject to the Financing Parameters set forth above and not limited by the Authorization Period.

        a.    Development and Administrative Activities.

        In connection with future investments in EWGs, FUCOs and in subsidiaries permitted pursuant to Rule 58 ("Rule 58 Subsidiaries"), Xcel Energy requests authority to engage directly and through Subsidiaries in Development Activities and Administrative Activities associated with such investments. Development Activities and Administrative Activities include preliminary activities designed to result in a permitted non-utility investment such as an investment in an EWG or FUCO or a Rule 58 Subsidiary; provided however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Xcel Energy and its Subsidiaries to engage in Development and Administrative Activities and for Xcel Energy, directly or indirectly, to acquire or form Subsidiaries to engage in such activities.

        Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Development Activities will be undertaken with the intent and purpose to make a permitted non-utility investment; however, it is possible that all such endeavors will not be successful and such potential investment may never be completed.

        Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Xcel Energy's investments in nonutuility subsidiaries.

        To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, or Rule 58 Subsidiary, the amount so expended will then be considered as part of the "aggregate investment" in such entity. In the case of EWGs, FUCOs and Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 (as it may be modified by Commission order) or Rule 58, as applicable.

        b.    Intermediate Subsidiaries.

        Xcel Energy proposes to create and/or acquire directly or indirectly the securities of one or more Intermediate Subsidiaries. Intermediate Subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities in which Xcel Energy, directly or indirectly, owns a 100% interest, a majority equity interest, a minority equity interest or a debt position. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Xcel Energy's investments in, other direct or indirect non-utility investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

        There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in EWGs, FUCOs and Rule 58 Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the interposition of one or more Intermediate Subsidiaries may allow Xcel Energy to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate

Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Xcel Energy or its Subsidiaries.

        Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

        An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Xcel Energy system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more Rule 58 Subsidiaries, EWGs or FUCOs; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Xcel Energy's exposure to U.S. and foreign taxes; (7) to further insulate Xcel Energy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

        Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.

        Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from available funds of Xcel Energy and/or its Subsidiaries or from proceeds of exempt financings or financings authorized by the Commission elsewhere in this proceeding or in separate proceedings. No authority is sought under this heading for additional financing authority.

        To the extent that Xcel Energy provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Xcel Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.(7)

(7)
If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

        The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined herein and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, or any other business subject to an investment limitation under the Act.

        c.    Internal Reorganization of Existing Investments.

        Xcel Energy currently engages directly or through Non-Utility Subsidiaries in certain non-utility businesses. The Applicants seek authorization to restructure the non-utility interests of the Xcel Energy system from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the Subsidiaries into new lines of business that have not previously been authorized by the Commission or that are not permissible on an exempt basis under the Act or by Commission rule. Such restructurings may involve the creation of new, or the elimination of existing, Intermediate or Non-Utility Subsidiaries, the consolidation of

Non-Utility Subsidiaries engaged in similar businesses, the spin-off of a portion of an existing business of a Non-Utility Subsidiary to another Non-Utility Subsidiary, the re-incorporation of an existing Non-Utility Subsidiary in a different state, the transfer of authority from one Non-Utility Subsidiary to another or other similar type arrangements.

        Such authorization would permit Xcel Energy and its Subsidiaries to sell or otherwise transfer (i) assets or operations of Non-Utility Subsidiaries, (ii) the securities of Non-Utility Subsidiaries or (iii) non-utility investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to Xcel Energy or a different Subsidiary, and, to the extent approval is required, the Subsidiaries to acquire such assets or operations of non-utility businesses, Non-Utility Subsidiaries or investment interests therein. Transfers of such securities or assets may also be effected by share exchanges, share distributions or dividends and/or contribution of such securities or assets to the receiving entity. Xcel Energy may also liquidate or merge Non-Utility Subsidiaries.

        Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and appropriate business purposes.

        No authority is sought under this heading in respect of the Utility Subsidiaries. The transactions proposed under this heading will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership of the Utility Subsidiaries. The approval sought under this heading does not authorize the acquisition of any new businesses or activities not otherwise permitted under the Act, by rule thereunder or by Commission order.

        d.    Changes in Capital Structure of Wholly-Owned Subsidiaries.

        Applicants request authorization to change the terms of any wholly-owned subsidiary's authorized capitalization by an amount deemed appropriate by Xcel Energy or other intermediate parent company. The portion of an individual subsidiary's aggregate financing to be effected through the sale of equity to Xcel Energy or other intermediate parent company pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock, preferred stock or other equity interests(8)) may in some cases exceed the then authorized capital of such subsidiary. In addition, the subsidiary may choose to use capital stock with no par value. The relief requested herein would provide necessary financing flexibility.

(8)
For example, such other equity interests may include partnership interests in a partnership or membership interests in a limited liability company.

        The requested authorization is limited to Xcel Energy's wholly-owned subsidiaries and will not affect the aggregate limits or other conditions contained herein. A subsidiary would be able to change its authorized capital, to change the par value, or change between par value and no-par stock, and to amend the certificate or articles of incorporation or other constituent document to effect such changes, without additional Commission approval. Additional terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Any such action by any Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the applicable state commission or commissions with jurisdiction over the transaction.

        e.    Incentive Compensation and other Benefit Plans; Direct Stock Purchase and Dividend Reinvestment Plans.

        Xcel Energy seeks authorization to issue up to 35 million shares (the "Share Limitation") of common stock, and/or options, units or other derivative securities(9) with respect thereto, through June 30, 2012 under its direct stock purchase plan, dividend reinvestment plan, incentive compensation plans and other employee and/or director benefit plans, whether now in effect or implemented after the date hereof (collectively, the "Plans").

(9)
Such derivative securities could include, among other things, performance or phantom stock units.

        Xcel Energy issues and sells common stock pursuant to its dividend reinvestment plan and its common stock purchase plan to shareholders and other participants. Xcel Energy also has incentive compensation and other benefit plans under which Xcel Energy common stock, and/or options, units or other derivative securities with respect thereto, may be awarded to employees and/or directors of Xcel Energy and its Subsidiaries.

        Xcel Energy proposes to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, shares of Xcel Energy common stock distributable under Xcel Energy's current or any future Plans.

        The number of shares of Common Stock issuable upon the exercise of options or rights shall count against the Share Limitation at the time of issuance of such options or units. The issuance of common stock upon the exercise of options or units shall not count against the Share Limitation, to the extent that the issuance of such options or units has already been counted against the Share Limitation. To the extent that any options or units pursuant to this authorization expire or are forfeited, or are applied to satisfy any income tax withholding obligation, the number of shares counted against the Share Limitation upon the issuance of such options or units shall be reinstated. Only newly issued shares will be counted against the Share Limitation. Any shares of common stock acquired by Xcel Energy, or the trustee of any Plan, on the open market for delivery pursuant to any such Plans shall not count against the Share Limitation and, to the extent such shares are applied to satisfy an obligation in respect of the exercise of options or units, the Share Limitation shall be reinstated. In addition, the issuance of common stock upon conversion of such options or units will not count against the external financing limit discussed above.

        f.    Dividends out of Capital

        Section 12 of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of capital or unearned surplus except pursuant to an order of the Commission. Xcel Energy and the Non-Utility Subsidiaries hereby request authority for each of the Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law, provided, however, that without further approval of the Commission, no Non-Utility Subsidiary shall declare or pay any dividend out of capital or unearned surplus if such Non-Utility Subsidiary derives any material part of its revenues from the sale of goods, services or electricity to any Utility Subsidiary.

        g.    Acquisition, Redemption or Retirement of Securities.

        The Applicants request authorization for each company in the Xcel Energy system to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period. These transactions will be undertaken at either the competitive market prices for the securities or at the stated price for those securities, as applicable. The Utility Subsidiaries will acquire, retire or redeem securities only in accordance with Rule 42. The redemption or retirement of securities would be effected consistent with corporate law applicable in the jurisdiction where the company whose securities are being acquired, retired or redeemed is organized and in accordance with any applicable financing covenants.

        h.    Investment Securities.

        In addition to the types of securities described in Section 9(b) and Rule 40, Applicants request authorization to invest in the following securities:

            (i)  Shares of money market funds registered under the Investment Company Act of 1940 whose shares are registered under the Securities Act of 1933 with total fund assets in excess of $500 million and rated in the highest short-term rating category by two or more nationally recognized statistical rating organizations ("NRSRO"), or one NRSRO if only one has rated the security or, if not rated, determined to be of comparable quality, whose investments include:

            (a)   U.S. Treasury obligations and obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies;

            (b)   Obligations of any State of the U.S. or any political subdivision thereof;

            (c)   Obligations of commercial banks and savings and loan and thrift institutions (including certificates of deposit, time deposits, bankers' acceptances, bank notes, letters of credit, Eurodollar CD's and Eurodollar time deposits);

            (d)   Commercial paper;

            (e)   Corporate obligations;

            (f)    Variable rate instruments; and

            (g)   Repurchase agreements involving any of the foregoing obligations; and

           (ii)  repurchase agreements involving:

            (a)   U.S. Treasury obligations and obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies;

            (b)   Obligations of any State of the U.S. or any political subdivision thereof; and

            (c)   Obligations of commercial banks and savings and loan and thrift institutions (including certificates of deposit, time deposits, bankers' acceptances, bank notes, letters of credit, Eurodollar CD's and Eurodollar time deposits).

        Rule 40 permits investments in any bond or evidence of indebtedness issued by any non-associate company which qualifies as a legal investment for funds or savings banks under the laws of New York, Pennsylvania or Massachusetts. The laws relating to legal investments for trust funds and savings banks under the laws of the enumerated states have been amended since the adoption of this provision of Rule 40. In some cases, the old practice of enumerating permitted investment categories has been replaced, in whole or in part, with a prudent investor standard. Thus, the application of Rule 40(a)(i) to any particular investment would appear to be a matter of judgment.

        Applicants believe that the investments described above satisfy such prudent investor standard. However, Rule 40 permits investment only in bonds or evidences of indebtedness. Thus, Rule 40 would not in any event permit investment in shares of money market funds or in repurchase agreements. Applicants request authorization to make investments in such securities.

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  EXHIBIT G
FORM OF NOTICE